UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEXEON MEDSYSTEMS INC

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

65342G 104

(CUSIP Number)

Michael K. Hair, P.C.

7407 East Ironwood Court

Scottsdale, Arizona 85258

Phone: 480-443-9657

Fax: 480-443-1908

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 2, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

___________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65342G 104	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Rosellini
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,534,000 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,534,000 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,534,000 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)  Includes 1,217,000 shares of Common Stock issuable upon the exercise of outstanding warrants. See Item 4, below.

(2)  Based upon 21,030,453 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2016 as filed with the SEC on November 21, 2016.

CUSIP No. 65342G 104	13G	Page 3 of 5 Pages

Explanatory Note:

This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) is being filed to reflect that the 600,000 warrants were issued to Dr. Michael Rosellini’s IRA, the Michael Rosellini ROTH IRA, described in Item 4(a)(2) of this Amendment No. 1 as of February 3, 2017, the date of filing of the Schedule 13G.

Item 1.

(a)	Name of Issuer NEXEON MEDSYSTEMS INC (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices 1708 Jaggie Fox Way Lexington, KY 40511

Item 2.

(a)	Name of Person Filing Michael Rosellini

(b)	Address of the Principal Office or, if none, residence 1708 Jaggie Fox Way Lexington, KY 40511

(c)	Citizenship United States

(d)	Title of Class of Securities Common Stock, $0.001 par value

(e)	CUSIP Number 65342G 104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP No. 65342G 104	13G	Page 4 of 5 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Dr. Rosellini currently beneficially owns 2,534,000 shares of Common Stock based on the following:

	(1)	717,000 shares of Common Stock and 617,000 warrants to purchase 617,000 shares of Common Stock at a strike price of $2.00 per share with a term of 36 months held by Dr. Rosellini individually. Of such holdings, 617,000 shares of Common Stock and the 617,000 warrants were purchased from the Company pursuant to the Company’s private placement which closed on December 2, 2016. The warrants are currently exercisable and expire on December 2, 2019. The remaining 100,000 shares were purchased in January 2016 pursuant to a private transaction.

	(2)	600,000 shares of Common Stock and 600,000 warrants to purchase 600,000 shares of Common Stock at a strike price of $2.00 per share with a term of 36 months held by the Michael Rosellini ROTH IRA. Dr. Rosellini has the sole power to vote and dispose of the shares held by the Michael Rosellini ROTH IRA. The shares of Common Stock and the warrants were purchased from the Company pursuant to the Company’s private placement which closed on December 2, 2016. The warrants are currently exercisable and expire on December 2, 2019.

	(3)	In addition, Dr. Rosellini’s wife owns 50,000 shares of Common Stock and 50,000 warrants to purchase 50,000 shares of Common Stock at a strike price of $2.00 per share with a term of 36 months held by the Nrose LLC. Dr. Rosellini’s wife has the sole power to vote and dispose of the shares/warrants held by the Nrose, LLC. The shares of Common Stock and the warrants were purchased from the Company pursuant to the Company’s private placement which closed on December 2, 2016. The warrants are currently exercisable and expire on December 2, 2019. Dr. Rosellini disclaims beneficial ownership of such securities.

(b)	Percent of class: 12.1%, based upon 21,030,453 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2016 as filed with the SEC on November 21, 2016.

CUSIP No. 65342G 104	13G	Page 5 of 5 Pages

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 2,534,000 (1)
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 2,534,000 (1)
	(iv)	Shared power to dispose or to direct the disposition of 0

____________

(1) Includes 1,217,000 shares of Common Stock issuable upon the exercise of outstanding warrants.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2017	/s/ Michael Rosellini
Michael Rosellini